

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

October 19, 2017

Hu Xiaoming
Chief Executive Officer
Kandi Technologies Group, Inc.
Jinhua City Industrial Zone
Jinhua, Zhejiang Province
People's Republic of China
Post Code 321016

      **Re:**    **Kandi Technologies Group, Inc.**
               **Registration Statement on Form S-3**
               **Filed October 11, 2017**
               **File No. 333-220909**

Dear Mr. Xiaoming:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration.  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Tonya K. Aldave at (202) 551-3601 with any questions.

                  Sincerely,

                  /s/ Justin Dobbie

                  Justin Dobbie
                  Legal Branch Chief
                  Office of Transportation and Leisure

cc:    Elizabeth F. Chen, Esq.
       Pryor Cashman LLP